SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

FMS WERTMANAGEMENT

(Name of Registrant)

Date of end of last fiscal year: December 31, 2017

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2017 as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Exchange Rate Information” on page 1 hereof to the “Exchange Rate Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—FMS Wertmanagement” on page 2 hereof to the “Recent Developments” section;

-

Exhibit (d) is hereby amended by replacing the text in “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Inflation Rate” section with the text under the caption “Recent Developments—The Federal Republic of Germany— Overview of Key Economic Figures—Inflation Rate” on page 3 hereof;

-

Exhibit (d) is hereby amended by replacing the text in “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Unemployment Rate” section with the text under the caption “Recent Developments—The Federal Republic of Germany— Overview of Key Economic Figures—Unemployment Rate” on page 4 hereof;

-

Exhibit (d) is hereby amended by replacing the text in “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Current Account and Foreign Trade” section with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures—Current Account and Foreign Trade” on page 4 hereof.

This report is intended to be incorporated by reference into FMS Wertmanagement’s prospectus dated January 13, 2017, and any future prospectus filed by FMS Wertmanagement with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

EXCHANGE RATE INFORMATION

FMS-WM files reports with the U.S. Securities and Exchange Commission giving financial and economic data expressed in euro.

The following table shows the high and low noon buying rates for euro, expressed as U.S. dollars per EUR 1.00, for each month from August 2018 to September 2018 (through September 21, 2018), as reported by the Federal Reserve Bank of New York.

2018	High	Low
August	1.1720	1.1332
September (through September 21)	1.1566	1.1744

No representation is made that the euro or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or euro, as the case may be, at any particular rate.

RECENT DEVELOPMENTS

FMS WERTMANAGEMENT

FMS Wertmanagement’s Results for the Six Months Ended June 30, 2018

FMS-WM is not required to publish interim financial statements in conformity with German GAAP. Nevertheless, FMS-WM does prepare selected interim financial information for the six months ended June 30, 2018 in accordance with German GAAP applicable to interim financial reporting. The following information is based on this selected unaudited interim financial information. This information is not necessarily indicative of FMS-WM’s figures for the full year ending December 31, 2018.

FMS-WM generated a positive result from ordinary activities of EUR 105 million in the six months ended June 30, 2018 compared to EUR 298 million in the six months ended June 30, 2017.

The decline in the result from ordinary activities for the six months ended June 30, 2018 compared to the six months ended June 30, 2017 is attributable to the further reduction in the size of the portfolio, the resulting drop in interest income and the substantial year-on-year decrease in one-off effects.

Total assets of FMS-WM amounted to EUR 150.1 billion as of June 30, 2018 compared to EUR 157.3 billion as of December 31, 2017.

In the six months ended June 30, 2018, the nominal value of the portfolio further decreased by EUR 5.1 billion, or 6.6%, to EUR 71.7 billion, compared to a decrease of EUR 7.2 billion, or 8.1%, in the six months ended June 30, 2017.

General and administrative expenses decreased by 10.4% to EUR 69 million in the six months ended June 30, 2018 compared to EUR 77 million in the six months ended June 30, 2017.

At the Depfa Group, which was acquired by FMS-WM from HRE Group in December 2014 and is not consolidated in FMS-WM’s financial statements, significant progress was made in the six months ending June 30, 2018 resulting in a decrease of total assets by 8.6% to EUR 17.0 billion; the CET 1 ratio currently stands at 96%.

Based on the successful first half of 2018, FMS-WM again anticipates a positive result from ordinary activities for the entire year 2018.

Other Recent Developments

FMS-WM announced that Frank Hellwig, Chief Operating Officer of FMS-WM responsible for IT, Sourcing and Operations Management as well as Legal and Group Compliance, does not intend to extend his contract that is due to expire in 2019 and is expected to instead devote himself to new professional challenges. The responsibilities of Frank Hellwig will be taken over by Chief Executive Officer Stephan Winkelmeier and by Chief Risk/Financial Officer Christoph Müller.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Inflation Rate

INFLATION RATE

(based on overall consumer price index)
Reference period	Percentage change on previous month	Percentage change on the same month in previous year
August 2017	0.1	1.8
September 2017	0.1	1.8
October 2017	0.0	1.6
November 2017	0.3	1.8
December 2017	0.6	1.7
January 2018	-0.7	1.6
February 2018	0.5	1.4
March 2018	0.4	1.6
April 2018	0.0	1.6
May 2018	0.5	2.2
June 2018	0.1	2.1
July 2018	0.3	2.0
August 2018	0.1	2.0

In August 2018, consumer prices in Germany rose by 2.0% compared to August 2017. The inflation rate thus reached the two percent mark for the fourth consecutive month. As in the preceding months, the increase of energy product prices had a considerable effect on the inflation rate in August 2018. Energy prices were 6.9% higher in August 2018 than in August 2017 (July 2018: +6.6%). In particular, the prices of heating oil (+29.7%) and motor fuels (+12.4%) were significantly higher than a year earlier. While the prices of mineral oil products rose sharply, relatively moderate price developments were observed for other energy products (for example, charges for central and district heating: +2.0%; electricity: +1.0%; gas: -1.5%). Excluding energy prices, the inflation rate would have been 1.5% in August 2018.

Compared to August 2017, food prices rose by 2.5% in August 2018. In contrast to the increase in energy prices, this had only a slight upward effect on the overall inflation rate. Compared to the overall inflation rate, the prices of goods overall increased by an above-average 2.7% in August 2018 compared to August 2017, which was mainly due to the rise in energy prices (+6.9%) and food prices (+2.5%). Significant year-on-year price increases were also recorded for other goods such as beer (+5.1%), newspapers and periodicals (+4.5%) and tobacco products (+3.2%). Consumers benefited in particular from lower consumer electronics prices (-4.8%). Prices of services overall increased by 1.4% in August 2018 compared to August 2017.

Compared to July 2018, the consumer price index increased only slightly by 0.1% in August 2018. While overall energy prices increased by 0.7% compared to July 2018, more substantial price increases were observed for clothing (+3.9%) in August 2018, especially because the autumn/winter collection has started to arrive. Furthermore, overall food prices were slightly down in August 2018 (-0.3%) compared to July 2018, which also benefited consumers.

Source: Statistisches Bundesamt, Consumer prices in August 2018: +2.0% on August 2017, press release of September 13, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/09/PE18_343_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
August 2017	3.8	3.7
September 2017	3.5	3.7
October 2017	3.7	3.6
November 2017	3.4	3.6
December 2017	3.5	3.6
January 2018	3.6	3.5
February 2018	3.8	3.5
March 2018	3.5	3.5
April 2018	3.5	3.5
May 2018	3.4	3.4
June 2018	3.5	3.4
July 2018	3.3	3.4
August 2018	3.4	3.4

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Adjusted for seasonal and irregular effects (trend cycle component) using the X-12-ARIMA method.

The number of employed persons increased by approximately 559,000 persons, or 1.3%, from August 2017 to August 2018. Compared to July 2018, the number of employed persons in August 2018 increased by approximately 32,000, or 0.1%, after adjustment for seasonal fluctuations.

In August 2018, the number of unemployed persons decreased by approximately 165,000, or 10.4%, compared to August 2017. Adjusted for seasonal and irregular effects (trend cycle component), the number of unemployed persons in August 2018 stood at 1.45 million, which was a decrease of roughly 9,000 compared to July 2018.

Sources: Statistisches Bundesamt, Number of persons in employment up 1.3% in August 2018 year on year, press release of September 28, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/09/PE18_372_132.html); Statistisches Bundesamt, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online/logon?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

(balance in EUR billion) (1)

Item	January to July 2018	January to July 2017
Trade in goods, including supplementary trade items	151.3	154.2
Services	-8.5	-11.7
Primary income	31.9	30.5
Secondary income	-24.5	-33.0

Current account	150.2	139.9

(1)	Figures may not add up due to rounding.

Source: Statistisches Bundesamt, German exports in July 2018: +7.6% on July 2017, press release of September 7, 2018 (https://www.destatis.de/EN/PressServices/Press/pr/2018/09/PE18_334_51.html).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant FMS Wertmanagement has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

FMS Wertmanagement

By:	/S/ TIM ARMBRUSTER
	Name:	Tim Armbruster
	Title:	Head of Group Treasury

By:	/S/ DR. RÜDIGER HANSEL
	Name:	Dr. Rüdiger Hansel
	Title:	Legal Counsel

Date: September 28, 2018